Sedition Films Inc.

Ground Floor Suite
37 Netherhall Gardens
London NW3 5RL
United Kingdom
Tel. 44-7859-091084
Email: office@seditionfilmsinc.com

July 22, 2013

VIA EDGAR

Loan Lauren P. Nguyen
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: SEDITION FILMS INC.
       Amendment No. 3 to Registration Statement on Form S-1
       Filed July 8, 2013
       File No. 333-186461

Dear Ms. Nguyen:

Sedition Films Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 3 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated July 18, 2013, with reference to the Company's registration statement on Form S-1/A filed with the Commission on July 8, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

General

1. Please remove the financial statements for the interim period ended January 31, 2013.

Response: In accordance with the comment of the Commission, we have removed the financial statements for the interim period ended January 31, 2013.

Prospectus Summary, page 6

2. Please revise the sixth paragraph on page 6 to disclose the cash on hand that you have as of a more recent practicable date. Also, please disclose the financial consequences to you if you are unable to raise additional funding.

Response: We have revised the sixth paragraph on page 6 and disclosed the cash we have as of July 22, 2013. We have also disclosed financial consequences to the company if we are unable to raise additional funding.

Description of Securities, page 21

3. On page 26, you state that there are 24 registered shareholders yet you state that there are 25 in this section. Please revise.

Response: We have revised the disclosure on page  26 to state the correct number of 25 registered shareholders.

Description of Business, page 22

4. Please include in this section the estimated amount of money you will need to commence operations and complete the two pilot films in the next 12 months.

Response: We have revised this section to include the estimated amount we will need to commence operations and complete the two pilot films in the next 12 moths.

Competition, page 24

5. Please delete the legal conclusion that a pilot would provide legal protection to your company as it would demonstrate ownership and copyright of an idea or attribute the statement to counsel.

Response: In accordance with the comment of the Commission, we have removed this statement.

Copyright, page 24

6. We note your response to our prior comment 13 and your disclosure that you do not own any copyrights and have no plans to register any copyrights. Please explain to us the basis for the disclosure for the first three sentences under this section. Alternatively, please remove this disclosure as it does not explain anything about your copyrights.

Response: We have revised the Amended Registration Statement to remove this disclosure in accordance with the comments of the Commission.

Liquidity and Capital Resources, page 33

7. We note your response to our prior comment 19. Please make it clear that there is no guarantee that your sole director will be able to secure any additional funding.

Response: We have revised the disclosure to state that there is no guarantee that our sole director will be able to secure any additional funding.

Financial Statement

April 30, 2013

Notes to the Financial Statements, page F-7

8. Refer to Note 7: Going Concern, Note 8: Subsequent Events, and Note 9: Subsequent Events on page F-10. Note 7 appears to be solely related to an officer loan and Note 8 appears to be solely related to going concern. We note that Note 8 and Note 9 are both labeled subsequent events. Please correct the description of these notes as appropriate.

Response: We have corrected these notes according to the Commissions comments.

Please direct any further comments or questions you may have to us at office@seditionfilmsinc.com and to the Company’s legal counsel David Lubin, Esq. at:

David Lubin & Associates, PLLC

10 Union Avenue
Suite 5
Lynbrook, NY 11563
(516) 887-8200
(917) 656-1173
fax: (516) 887-8250
david@dlubinassociates.com

Sincerely,

/S/ Jesse Lawrence
Jesse Lawrence, President